FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

File number 82 - 524

RECEIVED
2004 SEP 20 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34646

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04036975

13 September 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 ~~- 524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Treasury Stock	-	3 September 2004
Directorate Change	-	6 September 2004
Treasury Stock	-	7 September 2004
Shareholder Documents	-	9 September 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

Enc.

9/20

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:34 03-Sep-04
Number	PRNUK-0309

Treasury Shares

Friends Provident plc announces that following the transfer of 13,468 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,337,756 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Shareholder documents
Released	17:31 09-Sep-04
Number	8111C

Friends Provident plc

9 September 2004

Shareholder documents re proposed merger of ISIS Asset Management plc and F&C Group (Holdings) Limited and Notice of Extraordinary General Meeting

Friends Provident plc (the "Company") has today published a shareholder circular and listing particulars in connection with the proposed merger of ISIS Asset Management plc and F&C Group (Holdings) Limited. The circular will today be posted to shareholders giving notice of an Extraordinary General Meeting of the Company to be held at 11 a.m. on 30 September 2004 at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

Copies of the above documents dated 9 September 2004 have been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel : (0)20 7676 1000

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:35 07-Sep-04
Number	PRNUK-0709

Treasury Shares

7 September 2004

Friends Provident plc announces the transfer of 11,802 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company also transferred 29,538 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.3465 per share for the August contribution. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 29,538 shares acquired by the Trustees, they have each acquired 93 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,296,416 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Directorate Change
Released	16:17 06-Sep-04
Number	PRNUK-0609

Retirement of Director and Secretary

6 September 2004

Friends Provident plc announces that Brian Sweetland, Director and Secretary intends to retire after the next Annual General Meeting on 26 May 2005.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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